Mail Stop 4561

October 10, 2006

By U.S. Mail and Facsimile to (504) 310-7322

Mr. Anthony J. Restel
Chief Financial Officer
IBERIABANK Corporation
200 West Congress Street
Lafayette, Louisiana 70501

     Re: IBERIABANK Corporation
           Form 10-K for Fiscal Year Ended December 31, 2005
           Filed March 15, 2006
           File No. 000-25756

Dear Mr. Restel:

     We have reviewed your response dated September 28, 2006, and supplemental information dated October 2, 2006, and have the following additional comments. In our comments, we are asking you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 11: On-Balance Sheet Instruments and Hedging Activities, page 54

1. We note your responses to comment 2 of our letter dated September 25, 2006. Based upon the materiality analysis you have provided, it appears that the impact of this error on your financial statements for the third quarter of 2005 is material. Please restate your third quarter 2005 financial statements as required by paragraph 36 and 37 of APB 20 or tell us why a restatement is not necessary.

2. Please tell us how you considered the guidance of SAB 108 in your previously filed responses.

* * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter with your responses to our comments and any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Margaret Fitzgerald at (202) 551-3556 or me at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Amit Pande
Assistant Chief Accountant